SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2019

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine public bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CSJN	Argentine Supreme Court
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of March 31, 2019
DOP	Deliver or pay
EBITDA	Earnings before Interest, Tax, Depreciation and Amortization
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOB	Free on Board
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energĺa Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
INDEC	National Institute of Statistics and Census
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Power
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Access point to the Transportation System
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint Venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 43

Beginning on January 1, 2019

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2019 AND DECEMBER 31, 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos)

		March 31,	December 31,
	Notes	2019	2018
ASSETS
Noncurrent Assets
Intangible assets	8	23,347	20,402
Property, plant and equipment	9	799,914	699,087
Right-of-use assets	10	26,459	—
Investments in associates and joint ventures	11	39,395	32,686
Deferred income tax assets, Net	17	433	301
Other receivables	13	10,298	9,617
Trade receivables	14	22,581	23,508

Total noncurrent assets		922,427	785,601

Current Assets
Assets held for disposal		2,372	3,189
Inventories	12	65,860	53,324
Contract assets	22	538	420
Other receivables	13	25,091	21,867
Trade receivables	14	78,111	72,646
Investment in financial assets	7	11,564	10,941
Cash and cash equivalents	15	56,599	46,028

Total current assets		240,135	208,415

TOTAL ASSETS		1,162,562	994,016

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,620	10,518
Reserves, other comprehensive income and retained earnings		396,359	348,682

Shareholders’ equity attributable to shareholders of the parent company		406,979	359,200

Non-controlling interest		3,664	3,157

TOTAL SHAREHOLDERS’ EQUITY		410,643	362,357

LIABILITIES
Noncurrent Liabilities
Provisions	16	106,603	83,388
Deferred income tax liabilities, net	17	98,694	91,125
Contract liabilities	22	1,778	1,828
Income tax liability	17	4,300	—
Taxes payable		2,085	2,175
Lease liabilities	18	15,371	—
Loans	19	307,414	270,252
Other liabilities	20	560	549
Accounts payable	21	3,329	3,373

Total noncurrent liabilities		540,134	452,690

Current Liabilities
Liabilities associated with assets held for disposal		1,853	3,133
Provisions	16	5,001	4,529
Contract liabilities	22	3,929	4,996
Income tax liability	17	5,571	357
Taxes payable		12,688	10,027
Salaries and social security		5,487	6,154
Lease liabilities	18	11,305	—
Loans	19	75,868	64,826
Other liabilities	20	897	722
Accounts payable	21	89,186	84,225

Total current liabilities		211,785	178,969

TOTAL LIABILITIES		751,919	631,659

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,162,562	994,016

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the three-month period ended March 31,
Net income	Notes	2019	2018
Revenues	22	130,907	75,823
Costs	23	(104,754)	(63,438)

Gross profit		26,153	12,385

Selling expenses	24	(9,820)	(5,181)
Administrative expenses	24	(4,768)	(2,354)
Exploration expenses	24	(1,521)	(323)
Other net operating results	25	587	12,827

Operating profit		10,631	17,354

Income from equity interests in associates and joint ventures	11	1,559	214
Financial income	26	25,343	7,899
Financial loss	26	(19,997)	(8,923)
Other financial results	26	2,677	1,142

Net financial results	26	8,023	118

Net profit before income tax		20,213	17,686

Income tax	17	(28,366)	(11,700)

Net (loss) / profit for the period		(8,153)	5,986

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(1,991)	(398)
Result from net monetary position in subsidiaries, associates and joint ventures(1)		2,341	—
Exchange differences reversed to profit for the period(2)		—	1,572
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		55,987	12,335

Other comprehensive income for the period		56,337	13,509

Total comprehensive income for the period		48,184	19,495

Net profit / (loss) for the year attributable to:
Shareholders of the parent company		(8,185)	6,067
Non-controlling interest		32	(81)
Other comprehensive income for the period attributable to:
Shareholders of the parent company		55,862	13,509
Non-controlling interest		475	—
Total comprehensive income / (loss) for the period attributable to:
Shareholders of the parent company		47,677	19,576
Non-controlling interest		507	(81)
Earnings per share attributable to shareholders of the parent company
Basic and Diluted	29	(20.86)	15.47

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated statements.
(2)	Corresponds to reversal to net profit for the period, for the partial disposal of the investment in YPF EE. See Note 3 to the annual consolidated statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans(3)	—	—	—	—	103	—	—	—	103
Settlement of share-based benefit plans(2)	1	1	(1)	(1)	(53)	68	(16)	—	(1)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	165	79	(298)	640	10,620

	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	—	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans(3)	—	—	—	—	—	—		—	103	—	103
Settlement of share-based benefit plans(2)	—	—	—	—	—	—		—	(1)	—	(1)
Other comprehensive income	—	—	—	—	—	55,862		—	55,862	475	56,337
Net loss	—	—	—	—	—	—		(8,185)	(8,185)	32	(8,153)

Balance at the end of the period	2,007	—	11,020	220	—	352,982	(1)	30,130	406,979	3,664	410,643

(1)

Includes 363,707 corresponding to the effect of the translation of the financial statements of YPF and, (23,671) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 12,946 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 35.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND 2018 (UNAUDITED) (Cont.)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balances at the beginning of the fiscal(4)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans(3)	—	—	—	—	53	—	—	—	53
Settlement of share-based benefit plans(2)	—	—	—	—	(1)	4	(1)	—	2
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	88	(87)	(218)	640	10,457

	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	—	127,446		12,340	152,295	238	152,533
Modification to the balances at the beginning of the fiscal(4)	—	—	—	—	—	—		(298)	(298)	—	(298)

Balance at the beginning of the fiscal modified	2,007	—	—	100	—	127,446		12,042	151,997	238	152,235

Accrual of share-based benefit plans(3)	—	—	—	—	—	—		—	53	—	53
Settlement of share-based benefit plans(2)	—	—	—	—	—	—		—	2	—	2
Other comprehensive income	—	—	—	—	—	13,509		—	13,509	—	13,509
Net income	—	—	—	—	—	—		6,067	6,067	(81)	5,986

Balance at the end of the period	2,007	—	—	100	—	140,955	(1)	18,109	171,628	157	171,785

(1)

Includes 144,726 corresponding to the effect of the translation of the financial statements of YPF and (3,771) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 35.
(4)	Corresponds to the change in the accounting policy described in Note 2.b.26 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31,
	2019	2018
Operating activities
Net (loss) / profit	(8,153)	5,986
Adjustments to reconcile net profit / (loss) to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(1,559)	(214)
Depreciation of property, plant and equipment	28,048	18,714
Depreciation of right-of-use assets	2,020	—
Amortization of intangible assets	483	247
Retirement of property, plant and equipment and intangible assets and consumption of materials	4,297	1,466
Charge on income tax	28,366	11,700
Net increase in provisions	3,213	1,593
Exchange differences, interest and other	(8,432)	49
Share-based benefit plan	103	53
Result of companies’ revaluation	—	(11,980)
Changes in assets and liabilities:
Trade receivables	(1,382)	(4,230)
Other receivables	(3,378)	(4,835)
Inventories	(4,198)	50
Accounts payable	5,525	3,241
Taxes payables	1,945	2,188
Salaries and social security	(423)	(863)
Other liabilities	232	(1,930)
Decrease in provisions included in liabilities due to payment/use	(862)	(383)
Contract assets	(118)	(112)
Contract liabilities	(2,832)	871
Dividends received	50	104
Proceeds from collection of business interruption insurance	758	—
Income tax payments	(1,063)	(289)

Net cash flows from operating activities(1)	42,640	21,426

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(30,530)	(15,794)
Contributions and acquisitions of interests in associates and joint ventures	—	(280)
Proceeds from sales of financial assets	957	4,953

Net cash flows used in investing activities	(29,573)	(11,121)

Financing activities:(2)
Payments of loans	(9,534)	(9,435)
Payments of interest	(8,625)	(5,399)
Proceeds from loans	13,081	8,666
Payment of leases	(2,555)	—

Net cash flows used in financing activities	(7,633)	(6,168)

Translation differences of cash and cash equivalents	5,137	636

Net increase in cash and cash equivalents	10,571	4,773

Cash and cash equivalents at the beginning of year	46,028	28,738
Cash and cash equivalents at the end of period	56,599	33,511

Net increase in cash and cash equivalents	10,571	4,773

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month period ended March 31,
	2019	2018
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	11,303	5,109
Additions of right-of-use assets	2,575	—
Capitalization of amortization of right-of-use assets	292
Capitalization of financial accretion for lease liabilities	23

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following table shows the organizational structure, including the main companies of the Group, as of March 31, 2019:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 30.h to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of March 31, 2019, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the three-month period ended March 31, 2019 are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2018 prepared in accordance with IFRS issued by the IASB and the interpretations issued by the IFRIC.

Moreover, some additional issues required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 9, 2019.

These condensed interim consolidated financial statements corresponding to the three-month period ended on March 31, 2019 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Loss for the three-month period ended on March 31, 2019 does not necessarily reflect the proportion of the Group’s full-year loss.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Also, regarding IFRS 16 “Leases”, effective as of January 1, 2019, the Group has applied the guidelines of this IFRS. See the accounting policy described below in this Note.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with the Peso as functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into U.S dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2019

The Group, has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2019, as specified in Note 2.b.26 to the annual consolidated financial statements. The aforementioned new and revised standards and interpretations that have affected these condensed interim consolidated financial statements are described below:

•	IFRS 16 – Leases

The model introduced by this standard is based on the definition of lease, which mainly relates to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.

The Group as lessee:

Once the lease has been identified, the Group recognizes the following items:

•	Right-of-use assets, whose cost includes:

(a)	the amount of the initial measurement of the lease liability;

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)

an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain obligations because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation and impairment in the profit and loss account). Deprecation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Lease contracts in which the Group is the lessee mainly correspond to the lease of:

•

Exploitation facilities and equipment, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, work-over and lifting pumps. The average term of these contracts is from three to five years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (Pesos per hour/day of use);

•	Machinery and equipment, which include:

i.

Equipment for natural gas compression and generation of energy. The average term of these contracts is six years, featuring minimum payments based on the available power. Variable payments are estimated on the basis of a rate per generation unit.

ii.

Regasification and/or gas liquefaction equipment. The average term of these contracts is from eight to ten years, establishing a minimum guaranteed payment on the basis of the availability of these assets.

•	Transportation equipment, including:

i.	Vessels and crafts for hydrocarbon transportation, whose average contract term is five years, establishing monthly guaranteed payments associated to the Group’s availability over such assets.

ii.

Truck fleets with average contract terms of three years, for which variable payments are estimated based on a rate per unit of use (Pesos per kilometer travelled), featuring in some cases minimum payments associated to the availability of such assets.

•	Gas station lands and facilities, with average contract terms of 20 years and for which payments are determined based on a given quantity of fuel.

•	Land and buildings which include mainly:

i.

a reservoir and the land necessary to mount the surface installations necessary for the underground storage of natural gas, whose contract lasts for four years, for which there are minimum guaranteed quotas

ii.	permits for the use of ports and land, for which there are minimum guaranteed quotas

•

Lease liabilities, measured as the aggregate amount of future lease payments, discounted using the lessee’s incremental borrowing rate, considering the complexity of determining the implicit interest rate in the lease. The Group applied the lessee’s incremental borrowing rate to the lease liabilities recognized in the statement of financial position of the initial date of the contract.

Lease liabilities include:

(a)	fixed payments (including in substance fixed payments), less any lease incentive receivable;

(b)	variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the price for the exercise of a purchase option if the Group is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

The Group revises the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the purchase option of the underlying asset.

The Group recognized right-of-use assets and lease liabilities for 23,059 on January 1, 2019 in the statement of financial position, measured at the present value of future payments.

The implementation of this standard had no effect on retained earnings as the Group applied the simplified model without restating any comparative figures, recognizing a right-of-use asset equal to the lease liability on the initial transition date (January 1, 2019). There were no adjustments to be made due to the impairment arising from the provision for onerous contracts related to these right-of-use assets.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as straight-line expense during the term of the lease, unless another systematic basis is more representative, in accordance with the option specified in the standard. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material.

The Group applied a practical solution to the standard whereby leases expiring within the term of 12 months from the date of the initial application, regardless of the original date, and which comply with the conditions to be classified as short-term leases, follow the treatment described in the previous paragraph. The total charges against comprehensive income for the period and total capitalizations for these leases amount to 1,450. These new contracts might generate right-of-use assets and lease liabilities disclosed in the statement of financial position.

The Group as lessor

Under IFRS 16, the lessor is required to classify the lease as either operating or financial. A financial lease is a lease in which substantially all of the risks and benefits resulting from the ownership of an asset are transferred. A lease will be classified as operating if it does not transfer substantially all of the risks and benefits resulting from the ownership of an underlying asset.

The classification of the lease is made on the date in which the agreement becomes effective and is evaluated again only if there is an amendment to the lease. Changes in estimates (such as changes in the economic life or residual value of the underlying asset) or changes in circumstances (such as default by the lessee) will not result in a new classification of the lease for accounting purposes.

The Group does not have any significant assets leased to third parties.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements, about accounting estimates and judgments.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2018 and to the three-month period ended on March 31, 2018 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, recently, an excess of the supply with respect to the domestic demand took place at specific times of the year. Consequently, the Group may be subject to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sales of natural gas.

4.	ACQUISITIONS AND DISPOSALS

On February 11, 2019, the Executive Branch of the Province of Rio Negro published Decree No. 1677/18 authorizing the sale of 100% of the exploitation concession over the areas known as Bajo del Piche, Barranca de los Loros, El Santiagueño and El Medanito. As a result of this sale, the Group recorded a gain of 1,523 included in “Other net operating results”.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last fiscal year end. See Note 4 to the annual consolidated financial statements. Besides, in relation to the initial application of IFRS 16 “Leases”, see Note 18 to these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca (until October 31, 2018) and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution.

Additionally, for the three-month term ended March 31, 2018, it included revenues derived from the generation of conventional and renewable electricity corresponding to YPF EE. See Note 3 to the annual consolidated financial statements.

In addition to the proceeds derived from the sale of natural gas to third parties and the other segments, which is then recognized as a “purchase” to the Upstream segment, and including the Stimulus Plans for Natural Gas production in force (see Note 30.g to the annual consolidated financial statements), Gas and Power accrues a fee charge to the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, and (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the three-month period ended March 31, 2019
Revenues from sales	321		20,043		108,365	3,408	(1,230)	130,907
Revenues from intersegment	55,224		1,745		572	4,816	(62,357)	—

Revenues	55,545		21,788		108,937	8,224	(63,587)	130,907

Operating profit / (loss)	(1,663)		(234)		13,283	(2,056)	1,301	10,631
Income from equity interests in associates and joint ventures	—		1,442		117	—	—	1,559
Depreciation of property, plant and equipment	23,125	(2)	269		4,027	627	—	28,048
Acquisition of property, plant and equipment	24,804		1,177		3,568	828	—	30,377
Assets	572,482		145,013		352,457	98,021	(5,411)	1,162,562

For the three-month period ended March 31, 2018
Revenues from sales	220		15,542		60,062	875	(876)	75,823
Revenues from intersegment	38,484		1,476		275	2,016	(42,251)	—

Revenues	38,704		17,018		60,337	2,891	(43,127)	75,823

Operating profit / (loss)	2,148		12,251	(3)	4,009	(989)	(65)	17,354
Income from equity interests in associates and joint ventures	—		174		40	—	—	214
Depreciation of property, plant and equipment	16,300	(2)	57		2,076	281	—	18,714
Acquisition of property, plant and equipment	13,033		379		1,255	207	—	14,874

As of December 31, 2018
Assets	480,263		129,885		307,312	82,762	(6,206)	994,016

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes the result for revaluation of the interest in YPF EE. See Note 3 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2019 and December 31, 2018, and their allocation to their fair value levels:

	As of March 31, 2019
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	11,564	—	—	11,564

	11,564	—	—	11,564

Cash and cash equivalents:
- Mutual funds	12,954	—	—	12,954

	12,954	—	—	12,954

	24,518	—	—	24,518

	As of December 31, 2018
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	10,941	—	—	10,941

	10,941	—	—	10,941

Cash and cash equivalents:	7,792	—	—	7,792

- Mutual funds	7,792	—	—	7,792

	18,733	—	—	18,733

The Group has no financial liabilities measured at fair value.

Fair value estimates

From December 31, 2018 until March 31, 2019, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost.

Furthermore, during the three-month period ended March 31, 2019, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 356,114 and 293,972 as of March 31, 2019 and December 31, 2018, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, accounts payable and other liabilities do not differ significantly from their book values.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2019 and the year ended December 31, 2018 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balances as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	1,303	276	765	2,344
Translation effect	15,544	3,414	6,636	25,594
Adjustment for inflation(1)	—	—	591	591
Decreases and reclassifications	31	(248)	(100)	(317)

Accumulated amortization
Increases	1,190	—	559	1,749
Translation effect	9,740	—	6,243	15,983
Adjustment for inflation(1)	—	—	58	58
Decreases and reclassifications	—	—	(4)	(4)

Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balances as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	315	—	77	392
Translation effect	4,787	1,027	1,992	7,806
Adjustment for inflation( (1)	—	—	395	395
Decreases and reclassifications	—	(103)	(25)	(128)

Accumulated amortization
Increases	391	—	92	483
Translation effect	3,067	—	1,890	4,957
Adjustment for inflation( (1)	—	—	80	80
Decreases and reclassifications	—	—	—	—

Cost	36,804	7,831	17,161	61,796
Accumulated amortization	23,568	—	14,881	38,449

Balances as of March 31, 2019	13,236	7,831	2,280	23,347

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2019	December 31, 2018
Net book value of property, plant and equipment	844,454	740,103
Provision for obsolescence of materials and equipment	(4,530)	(3,955)
Provision for impairment of property, plant and equipment	(40,010)	(37,061)

	799,914	699,087

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	21,394	775,353		134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	11,978	1,062,055
Accumulated depreciation	9,250	566,334		69,160	4,512	—	—	—	8,686	11,656	1,381	8,446	679,425

Balances as of December 31, 2017	12,144	209,019		65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	3,532	382,630

Cost
Increases	425	(10,216	)(3)	370	38	19,885	67,264	5,438	59	—	—	385	83,648	(4)
Translation effect	20,845	808,772		138,924	7,400	15,332	61,084	3,851	10,935	20,016	—	11,468	1,098,627
Adjustment for inflation(7)	5,096	152		—	797	1,107	792	—	1,371	—	20,519	6,968	36,802
Decreases and reclassifications	287	30,807		6,482	313	(17,327)	(64,288)	(4,188)	1,898	2,194	243	838	(42,741	)(5)

Accumulated depreciation
Increases	758	82,939	(3)	9,517	960	—	—	—	1,561	1,680	677	777	98,869	(4)
Translation effect	9,356	609,973		73,643	4,639	—	—	—	9,158	12,396	—	8,127	727,292
Adjustment for inflation(7)	2,785	141		—	565	—	—	—	1,309	—	10,584	5,152	20,536
Decreases and reclassifications	(35)	(27,457)		(25)	(97)	—	—	—	(7)	(35)	(134)	(44)	(27,834	)(5)

Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balances as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	4	—		338	29	7,237	21,189	1,446	9	—	—	125	30,377	(3)
Translation effect	6,313	242,442		42,578	2,224	4,860	18,138	1,154	3,489	6,290	—	3,432	330,920	(6)
Adjustment for inflation(7)	1,107	—		—	143	63	283	—	101	—	2,709	648	5,054
Decreases and reclassifications	20	9,436		3,001	(29)	(7,554)	(11,727)	(1,530)	(512)	1,195	1,747	1,539	(4,414)

Accumulated depreciation
Increases	252	25,396		3,114	273	—	—	—	408	544	191	254	30,432
Translation effect	2,871	187,835		23,223	1,473	—	—	—	2,949	3,919	—	2,482	224,752
Adjustment for inflation(7)	366	—		—	98	—	—	—	97	—	1,621	451	2,633
Decreases and reclassifications	(8)	(30)		(141)	(57)	—	—	—	(551)	—	2,404	(1,848)	(231)

Cost	55,491	1,856,746		326,368	18,529	39,596	152,264	9,042	27,804	48,483	28,624	37,381	2,600,328
Accumulated depreciation	25,595	1,445,131		178,491	12,366	—	—	—	23,610	30,160	16,724	23,797	1,755,874

Balances as of March 31, 2019	29,896	411,615	(1)	147,877	6,163	39,596	152,264	9,042 (2)	4,194	18,323	11,900	13,584	844,454

(1)	Includes 18,263 and 16,154 of mineral property as of March 31, 2019 and December 31, 2018 respectively.
(2)

As of March 31, 2019, there are 57 exploratory wells in progress. During the three-month period ended on such date, 8 wells were drilled, 7 wells were charged to exploratory expenses and 2 wells was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes (11,710) corresponding to hydrocarbon wells abandonment costs and 5,521 of depreciation recovery.
(4)	Includes 1,470 y 1,092 of cost and accumulated depreciation, respectively, corresponding to additions for the acquisition of a participation in several areas.
(5)

Includes 31,800 and 28,673 of cost and accumulated depreciation, respectively, corresponding to reclassification of certain areas that were classified as assets held for disposal. See Note 3 to the annual consolidated financial statements.

(6)

Includes 557 and 71 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 292 and 23 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability, respectively.

(7)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the three-month period ended March 31, 2019 and 2018, the rate of capitalization was 10.73% and 10.41%, respectively, and the amount capitalized amounted to 227 and 146, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended on March 31, 2019 and for the year ended December 31, 2018:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2017	1,652
Increase charged to profit / (loss)	629
Amounts incurred due to utilization	(60)
Translation differences	1,666
Transfers and other movements	68

Balance as of December 31, 2018	3,955

Increase charged to profit / (loss)	8
Amounts incurred due to utilization	(14)
Translation differences	581

Balance as of March 31, 2019	4,530

Set forth below is the evolution of the provision for impairment of property, plant and equipment for three-month period ended on March 31, 2019 and for the year ended December 31, 2018:

	Provision for impairment of property, plant and equipment
Balance as of December 31, 2017	26,535
Increase charged to profit / (loss)	36,937	(1)
Amounts incurred due to utilization	(39,837	)(1)
Depreciation	(10,208	)(2)
Translation differences	23,634

Balance as of December 31, 2018	37,061

Depreciation	(2,384	)(2)
Translation differences	5,333

Balance as of March 31, 2019	40,010

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 24.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2019 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Balances for initial application of NIIF 16	450	6,732	8,612	3,356	3,909	23,059

Cost
Increases	66	1,015	594	5	895	2,575
Translation differences	68	1,012	1,294	425	587	3,386

Accumulated depreciation
Increases	41	1,124	575	127	445	2,312	(1)
Translation differences	4	122	63	11	49	249

Cost	584	8,759	10,500	3,786	5,391	29,020
Accumulated depreciation	45	1,246	638	138	494	2,561

Balances as of March 31, 2019	539	7,513	9,862	3,648	4,897	26,459

(1)

Includes 2,020 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 24) and 292 that were capitalized at wells cost in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Amount of investments in associates	3,300	2,374
Amount of investments in joint ventures	36,107	30,324
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	39,395	32,686

The main movements during the three-month period ended March 31, 2019 and for the year ended December 31, 2018 which affected the value of the aforementioned investments, correspond to:

	Investments in associates and joint ventures
Balance as of December 31, 2017	6,045
Acquisitions and contributions	280
Income on investments in associates and joint ventures	4,839
Translation differences	3,180
Distributed dividends	(583)
Interest maintained in YPF EE	17,285	(1)
Adjustment for inflation	1,640	(2)

Balance as of December 31, 2018	32,686

Income on investments in associates and joint ventures	1,559
Translation differences	4,586
Distributed dividends	(50)
Adjustment for inflation	614	(2)

Balance as of March 31, 2019	39,395

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 3 to the annual consolidated financial statements.
(2)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the three-month period ended March 31, 2019 and 2018. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month period ended March 31,		For the three-month period ended March 31,
	2019	2018	2019	2018
Net income	291	52	1,268	162
Other comprehensive income	685	15	4,515	373

Comprehensive income for the period	976	67	5,783	535

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to the assets and liabilities as of March 31, 2019 of YPF EE and for the three month period ended on such date are detailed below:

March 31, 2019(1)
Noncurrent assets	54,019
Current assets	14,792

Total assets	68,811

Noncurrent liabilities	24,436
Current liabilities	14,489

Total liabilities	38,925

Total shareholders’ equity	29,886

For the three- month period ended March 31, 2019(1)
Revenues	2,685
Costs	(895)

Gross profit	1,790

Operating profit	1,556
Income from equity interest in associates and joint ventures	78
Net financial results	(506)

Net profit before income tax	1,128

Income tax	(311)

Net profit	817

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE management information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last Available Financial Statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	03-31-19	15	—	61	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	03-31-19	35,055	(1)	(9,290)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	03-31-19	164	299	2,536	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-19	307	42	2,015	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	03-31-19	569	(234)	14,657	70.00%
YPF Chile S.A.(6)	Common	-	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	03-31-19	1,975	(243)	2,228	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-19	459	265	1,912	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	03-31-19	236	—	347	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	03-31-2019													12-31-2018
						Information of the issuer
	Description of the Securities							Last Available Financial Statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint ventures:
YPF Energía Eléctrica S.A. (5)(6)	Common	$1	1,879,916,921	23,198	1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	03-31-19	3,747	1,060	30,482	75.00%		19,320
Compañía Mega S.A.(5) (6)	Common	$1	244,246,140	4,345	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03-31-19	643	885	11,116	38.00%		3,405
Profertil S.A.(6)	Common	$1	391,291,320	7,122	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-18	783	655	14,793	50.00%		6,133
Refinería del Norte S.A.	Common	$1	45,803,655	1,236	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-18	92	(563)	2,610	50.00%		1,307

				35,901	1,085									30,165

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	884	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	03-31-19	110	202	2,396	37.00%		710
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	339	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	12-31-18	14	312	1,015	33.15%		226
Oiltanking Ebytem S.A.(6)	Common	$10	351,167	476	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	12-31-18	12	600	1,396	30.00%		424
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	46	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-18	156	(89)	1,375	10.00%		42
Central Dock Sud S.A.(6)	Common	$0.01	11,869,095,145	803	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-19	1,231	1,260	9,861	10.25	%(4)	625
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	55	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-18	34	25	210	36.00%		60
YPF Gas S.A.	Common	$1	59,821,434	672	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-18	176	(19)	2,057	33.99%		258
Other companies:
Other (3)	—	—	—	231	208	—	—	—	—	—	—	—		188

				3,506	208									2,533

				39,407	1,293									32,698

(1)	Corresponds to cost net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments in order to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A. and Oleoducto Loma Campana-Lago Pellegrini S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in the capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda., Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A. and YPF Ventures S.A.U.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

12.	INVENTORIES

	March 31, 2019		December 31, 2018
Refined products	38,834		33,583
Crude oil and natural gas	21,346		14,571
Products in process	1,192		1,177
Raw materials, packaging materials and others	4,488		3,993

	65,860	(1)	53,324	(1)

(1)	As of March 31, 2019 and December 31, 2018, the cost of inventories does not exceed their net realizable value.

13.	OTHER RECEIVABLES

	March 31, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Trade	173	2,034	150	2,210
Tax credit, export rebates and production incentives	4,142	3,394	3,534	3,315
Loans to third parties and balances with related parties (1)	3,755	4,702	3,565	4,920
Collateral deposits	1	589	1	575
Prepaid expenses	312	3,411	240	2,207
Advances and loans to employees	26	660	25	572
Advances to suppliers and custom agents (2)	—	6,110	1	4,212
Receivables with partners in JO	2,521	3,332	2,644	2,379
Insurance receivables	—	—	—	758
Miscellaneous	29	913	32	770

	10,959	25,145	10,192	21,918
Provision for other doubtful receivables	(661)	(54)	(575)	(51)

	10,298	25,091	9,617	21,867

(1)	See Note 34 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14.	TRADE RECEIVABLES

	March 31, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	22,581	81,934	23,508	75,422
Provision for doubtful trade receivables	—	(3,823)	—	(2,776)

	22,581	78,111	23,508	72,646

(1)	See Note 34 for information about related parties.
(2)	See Note 22 for information about contract trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for three-month period ended on March 31, 2019 and for the year ended December 31, 2018:

Provision for doubtful trade receivables
Balance as of December 31, 2017	1,323

Modification of balance at beginning of the fiscal year (1)	425

Balance as of December 31, 2017 modified	1,748

Increases charged to expenses	444
Decreases charged to income	(91)
Translation differences	607
Result from net monetary position(2)	92
Other movements	(24)

Balance as of December 31, 2018	2,776

Increases charged to expenses	801
Decreases charged to income	(2)
Translation differences	180
Result from net monetary position(2)	68

Balance as of March 31, 2019	3,823

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.26 to the annual consolidated financial statements.
(2)

Includes adjustment for inflation of provision for doubtful trade receivables opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income, and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

15.	CASH AND CASH EQUIVALENTS

	March 31, 2019		December 31, 2018
Cash and banks	5,676		6,678
Short-term investments	37,969	(1)	31,558	(1)
Financial assets at fair value through profit or loss(2)	12,954		7,792

	56,599		46,028

(1)	Includes 2,438 and 5,084 of term deposits and other investments with the BNA as of March 31, 2019 and December 31, 2018, respectively.
(2)	See Note 7.

16.	PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2019 and for the fiscal year ended December 31, 2018 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Balance as of December 31, 2017	11,667	688	1,196	1,018	41,871		736	54,734	2,442

Increases charged to expenses	3,320	357	3,021	—	3,785		—	10,126	357
Decreases charged to income	(371)	(266)	—	—	(14,250)		—	(14,621)	(266)
Amounts incurred due to payments/utilization	(76)	(129)	—	(933)	—		(1,514)	(76)	(2,576)
Net exchange and translation differences	6,826	471	495	80	43,674		758	50,995	1,309
Increases due to business combination(2)	—	—	465	—	—		—	465	—
Result from net monetary position(3)	(204)	66	—	—	—		—	(204)	66
Reclassifications and other movements	73	(64)	(1,457)	1,457	(16,647	)(1)	1,804 (1)	(18,031)	3,197

Balance as of December 31, 2018	21,235	1,123	3,720	1,622	58,433		1,784	83,388	4,529

Increases charged to expenses	11,584 (4)	—	28	—	1,464		—	13,076	—
Decreases charged to income	(1)	(97)	—	—	—		—	(1)	(97)
Amounts incurred due to payments/utilization	—	(92)	—	(263)	—		(507)	—	(862)
Exchange and translation differences, net	2,096	113	133	44	8,915		270	11,144	427
Reclassifications and other movements	(53)	53	(439)	439	(512)		512	(1,004)	1,004

Balance as of March 31, 2019	34,861	1,100	3,442	1,842	68,300		2,059	106,603	5,001

(1)

Includes 11,710 and 3,133 corresponding to the annual recalculation of abandonment of hydrocarbon wells cost and to liabilities reclassified as Liabilities associated to assets held for disposal, respectively, for the year ended December 31, 2018.

(2)	See Note 3 to the annual consolidated financial statements.
(3)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.
(4)	Includes 10,572 corresponding to the recognition of the contingency associated to the deduction of well abandonment costs for periods 2011-2017.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements. The news of the three-month period ended on March 31, 2019 are described below:

•	Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 5, 2019, Division II of the National Court of Appeals in Federal Civil and Commercial matters revoked the decision of the Lower Court and ordered the distribution of the expenses on their behalf, as it considered that YPF does not sustain any damages, as considering that benefit granted was only limited to the payment of the Court fees.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

16.	PROVISIONS (Cont.)

•	Tax claims

•	Dispute over the cost deduction for well abandonment

With respect to the dispute over the cost deduction for wells abandonment, which is described in further detail in Notes 28.b.4 and 30.j. to the annual consolidated financial statements, it should be noted that AFIPs General Resolution No. 4434/2019, published in the Official Gazette on March 1, 2019, established a payment facility plan in relation to the tax liabilities being heard at the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación), whose adherence expires on June 30, 2019.

Additionally, AFIP’s General Resolution No. 4477/2019, published in the Official Gazette on May 6, 2019, established a new payment facility plan, whose adherence expires on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions. Even though both plans include an advance payment and payment terms of up to five years, the latter offers better financing conditions.

The Company’s Management, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, has evaluated the aforementioned Payment Facility Plans and decided to adhere to one of these with the purpose of putting an end to the controversy corresponding to fiscal years 2005 to 2010 that is currently being heard by the Fiscal Tribunal of the Nation, which is in process of formal instrumentation as of the date of issuance of these condensed interim consolidated financial statements. See Note 17.

17.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the three-month period ended March 31, 2019 may need to be adjusted in the subsequent period if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the three-month period ended March 31, 2019 and 2018 is as follows:

	For the three-month period ended March 31,
	2019	2018
Current income tax	(479)	(71)
Deferred income tax(1)	(7,086)	(11,629)

Subtotal	(7,565)	(11,700)

Income tax – Well abandonment(2)	(16,239)	—
Special tax – Tax revaluation, Law No. 27,430(3)	(4,562)	—

	(28,366)	(11,700)

(1)	Includes 5,175 corresponding to the reversal of tax loss carryforwards related to the contingency associated to cost deduction for wells abandonment.
(2)	Includes 10,610 corresponding to interest related to the contingency associated to cost deduction for wells abandonment. See Note 16.
(3)	See Note 33.e.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17.	INCOME TAX (Cont.)

The reconciliation between the charge to net income for income tax for the three-month period ended March 31, 2019 and 2018 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each period is as follows:

	For the three-month period ended March 31,
	2019	2018
Net income before income tax	20,213	17,686
Statutory tax rate	30%	30%

Statutory tax rate applied to net income before income tax	(6,064)	(5,306)
Effect of the valuation of property, plant and equipment and intangible assets, net	(9,863)	(14,898)
Effect of exchange differences and other results associated to the valuation of the currency, net	11,903	5,793
Effect of the valuation of inventories	(3,285)	(975)
Income on investments in associates and joint ventures	468	64
Effect of tax rate change	3,004	—
Contingencies associated to cost deduction for wells abandonment	(5,175)	—
Result of companies’ revaluation	—	3,594
Miscellaneous	1,447	28

Income tax	(7,565)	(11,700)

The Group has classified 5,571 as current income tax payable, of which 1,367 correspond to the 9 installments related to the payment facility plan (see Note 16), 3,650 to installments of the special tax according to the tax revaluation under Law No. 27.430 due as of the end of the fiscal period (see Note 33.e) and 554 to other balances due in relation to the income tax. Also, the Group has classified 4,300 as non-current income tax payable, corresponding to the 51 installments related to the payment facility plan.

Breakdown of deferred tax as of March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019		December 31, 2018
Deferred tax assets
Provisions and other non-deductible liabilities	2,970		2,920
Tax losses carryforward and other tax credits	19,067		21,575
Miscellaneous	354		270

Total deferred tax assets	22,391		24,765

Deferred tax liabilities
Property, plant and equipment	(115,132)		(113,821)
Miscellaneous	(5,520)		(1,768)

Total deferred tax liabilities	(120,652)		(115,589)

Total Net deferred tax	(98,261	)(2)	(90,824	)(1)(2)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.26 to the annual consolidated financial statements.

(2)

Includes (424) and (3,432) as of March 31, 2019 and December 31, 2018, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation for the period that was charged to results.

As of March 31, 2019 and December 31, 2018 there are no significant deferred tax assets which are not recognized.

As of March 31, 2019 and December 31, 2018, the Group has classified as deferred tax assets 433 and 301, respectively, and as deferred tax liability 98,694 and 91,125, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2019 and December 31, 2018, the transactions that generate entries to “Other comprehensive income”, did not create temporary differences for income tax.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

18.	LEASE LIABILITIES

As of March 31, 2019, the Group recorded non-current and current lease liabilities in the amount of 15,371 and 11,305, respectively. These liabilities are discounted at the following rates:

Lease term	Balance as of March 31, 2019	Effective average monthly rate used
One year	958	0.41%
One to two years	6,693	0.48%
Two to three years	4,176	0.59%
Three to four years	5,627	0.68%
Four to five years	1,390	0.70%
More than five years	7,832	0.80%

	26,676

Financial accretion accrued over the three-month period ended March 31, 2019, resulting from lease contracts, amounts to 442, of which 419 were included in the “Financial Accretion” line in financial loss of the “Net Financial Results” item of the comprehensive statement of income (see Note 26) and 23 were capitalized in “Property, Plant and Equipment”.

As of March 31, 2019, maturities of liabilities related to lease contracts are as follows:

Lease liabilities
0 to 1 year	11,305
1 to 2 years	6,615
2 to 3 years	3,736
3 to 4 years	2,439
4 to 5 years	1,140
More than 5 years	1,441

26,676

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

19.	LOANS

			March 31, 2019			December 31, 2018
	Interest rate (1)	Maturity	Noncurrent	Current		Noncurrent	Current
Pesos:
Negotiable obligations(5)	16.50% - 54.16%	2019-2024	24,968	7,338		26,118	6,999
Financial loans(3)	43.17% - 50.45%	2019-2020	40	157		40	789
Account overdraft	6.36% - 69.00%	2019	—	162		—	—

			25,008	7,657		26,158	7,788

Currencies other than the Peso:
Negotiable obligations(2)(4)	3.50% - 10.00%	2019-2047	252,499	18,986		219,510	17,417
Export pre-financing	2.00% - 7.50%	2019-2021	1,288	25,496	(6)	—	20,724	(6)
Imports financing	4.04% - 6.74%	2019-2020	1,114	15,489		968	13,176
Loans(5)	4.20% - 6.55%	2019-2024	27,505	8,240		23,616	5,721

			282,406	68,211		244,094	57,038

			307,414	75,868		270,252	64,826

(1)	Annual interest rate in force as of March 31, 2019.
(2)	Disclosed net of 472 and 410 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2019 and December 31, 2018, respectively.
(3)	Includes loans granted by BNA. As of December 31, 2018, it includes 500, which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. See Note 34.
(4)

Includes 4,244 and 2,634 as of March 31, 2019 and December 31, 2018, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)

Includes 15,850 as of March 31, 2019 and December 31, 2018, of nominal value of NO that will be canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.

(6)

Includes pre-financing of exports granted by BNA. As of March 31 2019, it includes 6,488, 1,298 of which accrue a 2% fixed interest rate and 5,190 a 6.5% fixed interest rated. As of December 31, 2018, it includes 5,264, 3,008 of which accrue a 2% fixed interest rate and 2,256 a 6.5% fixed interest rated.

Set forth below is the evolution of the loans for three-month period ended on March 31, 2019 and for the year ended December 31, 2018:

Loans
Balance as of December 31, 2017	191,063
Proceed from loans	39,673
Payments of loans	(55,734)
Payments of interest	(26,275)
Accrued interest(1)	27,998
Net exchange differences and translation	160,016
Result from net monetary position(2)	(1,663)

Balance as of December 31, 2018	335,078

Proceed from loans	13,081
Payments of loans	(9,534)
Payments of interest	(8,625)
Accrued interest(1)	8,846
Net exchange differences and translation	44,431
Result from net monetary position(2)	5

Balance as of March 31, 2019	383,282

(1)	Includes capitalized financial costs.
(2)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

19.	LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									March 31, 2019		December 31, 2018
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	641	26	557	9
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	42.94%	2020	1,125	1,284	1,125	1,330
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	44.20%	2020	633	653	633	657
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	524	530	456	461
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	65,834	2,832	57,233	1,210
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	40.29%	2020	—	205	200	162
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.10%	43.32%	2024	833	175	833	299
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.50%	46.72%	2019	—	252	—	571
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	44.55%	2020	—	1,007	950	187
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	50.66%	2020	312	461	312	390
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	64,486	959	56,062	2,025
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	43.22%	2020	633	644	633	801
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4.00%	47.22%	2020	1,697	15	1,697	243
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	45.85%	2023	2,000	404	2,000	196
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6.00%	46.26%	2021	1,350	46	1,350	234
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	43,250	72	37,600	870
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	1,982	32	1,723	29
April	2016		$535	(2) (6)	Class XLIX	BADLAR plus 6.00%	47.45%	2020	535	50	535	62
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4.00%	51.73%	2020	11,248	1,323	11,248	1,238
September	2016		CHF300	(2) (6)	Class LI	Fixed	3.75%	2019	—	13,281	—	11,563
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	299	4,602	110
July and December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	43,739	593	38,024	1,180
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	32,043	661	27,855	70
Metrogas
December	2018		$513		Class II	BADLAR plus 10.00%	57.81%	2019	—	520	—	519

									277,467	26,324	245,628	24,416

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of March 31, 2019.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

20.	OTHER LIABILITIES

	March 31, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Liabilities for contractual claims(1)	151	43	175	41
Extension of concessions	383	513	348	436
Miscellaneous	26	341	26	245

	560	897	549	722

(1)	See Note 14 to the annual consolidated financial statements.

21.	ACCOUNTS PAYABLE

	March 31, 2019		December 31, 2018
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	2,152	86,654	2,227	81,450
Guarantee deposits	28	536	19	492
Payables with partners of JO and consortia	1,149	573	1,127	324
Miscellaneous	—	1,423	—	1,959

	3,329	89,186	3,373	84,225

(1)	See Note 34 for information about related parties.

22.	REVENUES

	For the three-month period ended March 31,
	2019	2018
Sales of goods and services	132,852	76,484
Government incentives (1)	2,260	2,091
Turnover tax	(4,205)	(2,752)

	130,907	75,823

(1)	See Note 34.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

•	Breakdown of revenues

•	Type of good or service

	For the three-month period ended March 31, 2019
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	44,187	—	—	44,187
Gasolines	—	31,271	—	—	31,271
Natural Gas(1)	—	264	17,593	—	17,857
Crude Oil	—	3,073	—	—	3,073
Jet fuel	—	9,559	—	—	9,559
Lubricants and by-products	—	2,713	—	—	2,713
Liquefied Petroleum Gas	—	3,483	—	—	3,483
Fuel oil	—	995	—	—	995
Petrochemicals	—	4,520	—	—	4,520
Fertilizers	—	678	—	—	678
Flours, oils and grains	—	2,537	—	—	2,537
Asphalts	—	1,052	—	—	1,052
Goods for resale at gas stations	—	943	—	—	943
Income from services	—	—	—	852	852
Income from construction contracts	—	—	—	2,334	2,334
Virgin naphtha	—	709	—	—	709
Petroleum coke	—	1,568	—	—	1,568
LNG Regasification	—	—	22	—	22
Other goods and services	328	1,866	1,863	442	4,499

	328	109,418	19,478	3,628	132,852

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

22. REVENUES (Cont.)

	For the three-month period ended March 31, 2018
	Upstream	Downstream	Gas and Energy	Corporation and Others	Total
Gas oil	—	23,708	—	—	23,708
Gasolines	—	19,411	—	—	19,411
Natural Gas (1)	25	167	13,833	—	14,025
Crude Oil	—	434	—	—	434
Jet fuel	—	3,982	—	—	3,982
Lubricants and by-products	—	1,647	—	—	1,647
Liquefied Petroleum Gas	—	2,615	—	—	2,615
Fuel oil	—	486	—	—	486
Petrochemicals	—	2,562	—	—	2,562
Fertilizers	—	287	—	—	287
Flours, oils and grains	—	1,274	—	—	1,274
Asphalts	—	988	—	—	988
Goods for resale at gas stations	—	690	—	—	690
Income from services	—	—	—	224	224
Income from construction contracts	—	—	—	385	385
Virgin naphtha	—	375	—	—	375
Petroleum coke	—	943	—	—	943
LNG Regasification	—	—	629	—	629
Other goods and services	200	642	632	345	1,819

	225	60,211	15,094	954	76,484

(1)	Includes 11,914 and 11,306 corresponding to sales of natural gas produced by the Company for the three-month period ended March 31, 2019 and 2018, respectively.

•	Sales Channels

	For the three-month period ended March 31, 2019
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	54,810	—	—	54,810
Power Plants	—	115	3,597	—	3,712
Distribution Companies	—	—	1,991	—	1,991
Retail distribution of natural gas	—	—	5,789	—	5,789
Industries, transport and aviation	—	23,885	6,215	—	30,100
Agriculture	—	10,278	—	—	10,278
Petrochemical industry	—	5,376	—	—	5,376
Trading	—	8,231	—	—	8,231
Oil Companies	—	3,796	—	—	3,796
Commercialization of liquefied petroleum gas	—	1,306	—	—	1,306
Other sales channels	328	1,621	1,886	3,628	7,463

	328	109,418	19,478	3,628	132,852

	For the three-month period ended March 31, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	32,852	—	—	32,852
Power Plants	—	30	6,235	—	6,265
Distribution Companies	—	—	1,004	—	1,004
Retail distribution of natural gas	—	—	3,194	—	3,194
Industries, transport and aviation	25	12,142	3,399	—	15,566
Agriculture	—	5,439	—	—	5,439
Petrochemical industry	—	3,271	—	—	3,271
Trading	—	3,086	—	—	3,086
Oil Companies	—	1,462	—	—	1,462
Commercialization of liquefied petroleum gas	—	1,064	—	—	1,064
Other sales channels	200	865	1,262	954	3,281

	225	60,211	15,094	954	76,484

•	Target Market

Sales contracts in the domestic market resulted in 115,601 and 68,945 for the three-month period ended March 31, 2019 and 2018, respectively.

Sales contracts in the international market resulted in 17,251 and 7,539 for the three-month period ended March 31, 2019 and 2018, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

22.	REVENUES (Cont.)

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2019		December 31, 2018
	Non-current	Current	Non-current	Current
Credits for contracts included in Trade Receivables	7,452	61,333	7,804	59,419
Contract assets	—	538	—	420
Contract liabilities	1,778	3,929	1,828	4,996

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

During the three-month period ended on March 31, 2019, the Group has recognized 2,226 in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

23.	COSTS

	For the three-month period ended March 31,
	2019	2018
Inventories at beginning of year	53,324	27,149
Purchases	36,104	17,717
Production costs(1)	72,848	45,671
Translation effect	8,239	2,131
Adjustment for inflation(2)	99	—
Inventories at end of the period	(65,860)	(29,230)

	104,754	63,438

(1)	See Note 24.
(2)	Corresponds to adjustment for inflation of inventories opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

24.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month period ended March 31, 2019 and 2018:

	For the three-month period ended March 31, 2019
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	5,742	1,577		788		127	8,234
Fees and compensation for services	392	1,210	(2)	216		6	1,824
Other personnel expenses	1,652	173		92		13	1,930
Taxes, charges and contributions	1,618	97		2,053	(1)	—	3,768
Royalties, easements and canons	8,304	—		25		2	8,331
Insurance	503	4		48		—	600
Rental of real estate and equipment	1,833	9		255		—	2,097	(4)
Survey expenses	—	—		—		217	217
Depreciation of property, plant and equipment	26,893	472		683		—	28,048
Amortization of intangible assets	418	59		6		—	483
Depreciation of right-of-use assets	1,897	—		123		—	2,020
Industrial inputs, consumable materials and supplies	4,213	19		49		12	4,293
Operation services and other service contracts	4,457	131		501		20	5,109	(4)
Preservation, repair and maintenance	9,329	131		134		9	9,603	(4)
Unproductive exploratory drillings	—	—		—		992	992
Transportation, products and charges	4,166	5		3,385		—	7,556
Provision for doubtful trade receivables	—	—		799		—	799
Publicity and advertising expenses	—	522		119		—	641
Fuel, gas, energy and miscellaneous	1,431	314		544		123	2,412	(4)

	72,848	4,768		9,820		1,521	88,957

(1)	Includes approximately 1,170 corresponding to export withholdings.
(2)

Includes 12 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 65 corresponding to fiscal year 2018 and to approve the approximate sum of 87 as fees for such fees and remunerations for the fiscal year 2019.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 195.
(4)	Includes 974 and 238 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.

	For the three-month period ended March 31, 2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	3,457	929		501		45	4,932
Fees and compensation for services	279	650	(2)	162		3	1,094
Other personnel expenses	1,054	103		46		9	1,212
Taxes, charges and contributions	672	64		992	(1)	—	1,728
Royalties, easements and canons	5,793	—		10		8	5,811
Insurance	261	16		25		—	302
Rental of real estate and equipment	1,671	3		140		—	1,814
Survey expenses	—	—		—		37	37
Depreciation of property, plant and equipment	18,178	206		330		—	18,714
Amortization of intangible assets	213	29		5		—	247
Industrial inputs, consumable materials and supplies	1,730	6		34		5	1,775
Operation services and other service contracts	3,220	68		258		12	3,558
Preservation, repair and maintenance	5,566	107		175		15	5,863
Unproductive exploratory drillings	—	—		—		177	177
Transportation, products and charges	2,329	—		1,834		—	4,163
Provision for doubtful trade receivables	—	—		95		—	95
Publicity and advertising expenses	—	109		252		—	361
Fuel, gas, energy and miscellaneous	1,248	64		322		12	1,646

	45,671	2,354		5,181		323	53,529

(1)	Includes approximately 298 corresponding to export withholdings.
(2)

Includes 22 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2017 of 48.8 and to approve as fees on account for such fees and remunerations for the fiscal year 2018, the approximate sum of 62.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 114.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

25.	OTHER NET OPERATING RESULTS

	For the three-month period ended March 31,
	2019	2018
Result of companies’ revaluation(1)	—	11,980
Result for sale of participation in areas	1,523 (2)	1,167
Construction incentive(3)	46	—
Lawsuits	(694)	(359)
Miscellaneous	(288)	39

	587	12,827

(1)	See Note 3 to the annual consolidated financial statements.
(2)	See Note 4.
(3)	See Note 34.

26.	NET FINANCIAL RESULTS

	For the three-month period ended March 31,
	2019	2018
Financial income
Interest income	1,104	285
Exchange differences	23,854	7,614
Financial accretion	385	—

Total financial income	25,343	7,899

Financial loss
Interest loss	(8,600)	(5,263)
Exchange differences	(9,249)	(743)
Financial accretion	(2,148)	(2,917)

Total financial costs	(19,997)	(8,923)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,312	1,142
Gains on derivative financial instruments	45	—
Result from net monetary position	1,320	—

Total other financial results	2,677	1,142

Total net financial results	8,023	118

27.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2019 and December 31, 2018, and expenses for the three-month period ended on March 31, 2019 and 2018 of JO and other agreements in which the Group participates are as follows:

	March 31, 2019	December 31, 2018
Noncurrent assets(1)	151,331	130,272
Current assets	3,789	4,024

Total assets	155,120	134,296

Noncurrent liabilities	14,911	11,484
Current liabilities	11,880	9,695

Total liabilities	26,791	21,179

	For the three-month period ended March 31,
	2019	2018
Production Cost	13,860	8,199
Exploration expenses	4	6

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

28.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of March 31, 2019, is 3,924 and 9 own treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing

As of March 31, 2019, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 26, 2019 and approved the financial statements of YPF for the fiscal year ended December 31, 2018 and additionally, approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 280 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 33,235 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 4,800 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2019 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

29.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month period ended on March 31,
	2019	2018
Net profit/(loss)	(8,185)	6,067
Average number of shares outstanding	392,376,284	392,206,956
Basic and diluted earnings per share	(20.86)	15.47

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

30.	ISSUES RELATED TO MAXUS ENTITIES

•	Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On April 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, answered the complaint initiated by the Liquidating Trust, and on April 24, 2019, they filed the “Initial Disclosures” brief.

On May 3, 2019, the Liquidating Trust filed a request for the YPF Entities to deliver, under the Discovery process, a copy of certain documents that might be in their possession. On the same day, the Liquidating Trust filed an objection to the motion submitted by the YPF Entities so that the testimonies produced in the New Jersey lawsuit are allowed to be used.

Considering the preliminary status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continuously reassess any changes in the aforementioned circumstances and their impact on the results and financial position of the Group as such changes occur.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30.	ISSUES RELATED TO MAXUS ENTITIES (Cont.)

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will defend themselves, file the necessary legal remedies and exercise the defensive measures in accordance with the applicable legal procedure to defend their rights.

31.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

31.a) Contingent liabilities

The recent events of the three-month period ended on March 31, 2019 are described below:

31.a.1) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. companies (collectively, “Petersen”)

On April 17, the Court of Appeals for the Second Circuit returned the complaint to the District Court.

On April 18, 2019, the Company and the Argentine Republic filed a petition for reconsideration or clarification before the Court of Appeals for the Second Circuit in reference to the return of the complaint to the District Court. On the same day, the Company and the Argentine Republic requested the District Court to suspend the proceedings until the Court of Appeals resolved on the petition for reconsideration or clarification filed by the Company and the Republic.

On April 22, 2019, the District Court accepted the petition made by the Company and the Republic to suspend the proceedings until the Court of Appeals resolved on the petition submitted by the Argentine Republic. Also on April 22, Petersen filed an objection to the request for reconsideration or clarification of the Company and the Republic before the Court of Appeals. On the same day, the Company and the Republic replied to Petersen’s objection before the Court of Appeals for the Second Circuit.

On April 26, 2019, the Court of Appeals resolved to dismiss the petition submitted by the Argentine Republic.

On April 27, 2019, Petersen filed a motion to the District Court requesting a hearing to define the following steps of the procedure.

On April 28, 2019, the Company and the Argentine Republic filed a motion to the District Court requesting the suspension of the terms until the Supreme Court of the United States rules on the writ of certiorari.

On April 29, 2019, the Company and the Republic answered the request filed by Petersen for a hearing with the District Court. On the same day, Petersen answered the motions filed by the Company and the Republic on April 28 and 29.

On April 30, 2019, the Company and the Republic answered the brief filed by Petersen on April 29.

On May 1, 2019, the District Court resolved (i) to grant the petition for suspension of the litigation terms requested by the Company and the Argentine Republic and (ii) to dismiss the request for a hearing filed by Petersen.

On the other hand, on February 28, 2019, the Company filed a complaint in Spain against Petersen and Prospect Investments LLC (“Burford”) seeking the definition of the legal nature of the agreement that was subscribed by Burford and Petersen’s Trustee in Bankruptcy.

As of the date of issuance of these consolidated financial statements, there are no elements in YPF’s possession that allow quantifying the possible impact that this claim could have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31	CONTINGENT ASSETS AND LIABILITIES (Cont.)

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”)

In response to the presentations made in April 2019 by the Company and the Argentine Republic in the Petersen Case and the suspension of the process ruled by the Court, the procedural terms of Eton Park case are also on hold until the Supreme Court of Justice is issued in relation to the writ of certiorari.

As of the date of these financial statements, there are no factors that YPF can use to quantify the possible impact that this claim might have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

32.	CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2019 are described below:

32.a) Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the three-month period ended March 31, 2019, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 4,494. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of March 31, 2019 is 2,848.

33.	MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2019 are described below:

33.a) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

Extension of ENARGAS Resolution No. 59/18

ENARGAS Resolution No. 215/2019, published on April 16, 2019, extends the effective term of ENARGAS Resolution No. 59/18 (approves a Transitional Procedure for Shipment Management in the Emergency Executive Committee) for an additional period of 180 calendar days counted as from the expiry of the term set forth in ENARGAS Resolution No. 302/2018 for considering that the reasons that led to the resolution still persist.

Terms and Conditions for the Distribution of Natural Gas through Networks

SGE Resolution No. 32/19, published on February 11, 2019, approved the price auction mechanism for the provision of natural gas on a firm basis to meet the demand of full service users of the Distribution public utility service for the days of February 14, 2019 (for Neuquina, San Jorge Gulf, Santa Cruz Sur and Tierra del Fuego basins) and February 15, 2019 (for the Noroeste basin). SGE Resolution No. 32/2019 also approved the applicable price bidding model and instructed Mercado Electrónico de Gas Sociedad Anónima (“MEGSA”) to issue the supplementary rules required to organize and implement the approved bidding mechanism. Price auctions were carried out at MEGSA on the aforementioned scheduled dates and, based on the results obtained, YPF proceeded to implement the contracts for the volumes awarded in relation to the participating distribution licensees corresponding to fiscal year April 2019-March 2020.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

33.	MAIN REGULATIONS AND OTHER (Cont.)

33.b) Natural gas production incentive programs

•	Stimulus Program for Investment in Natural Gas Production Developments from Unconventional Wells

Regarding the Estación Fernández Oro Concession, on February 6, 2019, the Company filed an appeal for reconsideration against SGE Resolutions No. 356, 369, 370 y 371, which authorized payment to the Company of the final compensation for the first quarter of 2018 and the provisional compensation for the third quarter of 2018, establishing the amount of such compensations based on the volume of the Included Production declared by the Company when it adhered to the Program by reason of the aforementioned concession, without considering the actual volume of Included Production recorded in the first quarter of 2018 and the updated estimate for the Included Production submitted by the Company on October 2018 regarding the third quarter of 2018. By means of the remedies filed, the SGE was requested to proceed and assess the economic compensations to be paid based on the production volume timely reported by YPF in the tax returns Production submitted (for final compensations of the first quarter of 2018) or based on the estimated Included Production submitted on October 16, 2018 (for provisional compensations of the third quarter of 2018). As of the date of issuance of these condensed interim consolidated financial statements, the appeals for reconsideration filed by the Company have not yet been resolved by the SGE

•	Natural Gas Surplus Injection Stimulus Program

After the “Natural Gas Programs” Bonds were credited in April 2019 to the escrow account designated by YPF for a total amount of US$ 759 million, as of the date of issuance of these condensed interim consolidated financial statements, YPF received payment of the first three installments for a total amount of US$ 101.1 million.

33.c) Regulatory requirements applicable to natural gas distribution

•	Tariff Renegotiation

Transitional Agreement

SGE Resolution No. 146/2019, published on March 29, 2019, modified the discounts in the price of gas at the TSEP for Public Welfare Entities, setting them at 45% of P Users for the sub-areas not reached by the Subsidies of Residential Gas Consumption of Law 25,565 and 10% of residential users for the sub-areas reached by such subsidies.

SGE Resolution No. 148/2019, published on April 1, 2019, established discounts of 27% and 12% in the price of gas at the TSEP for residential users for April and May consumptions, respectively. In its recitals, the resolution provides that the discount for residential users will bear the corresponding reimbursement to gas providers, pursuant to the methodology and with the prior controls to be established on a timely basis.

ENARGAS Resolution No. 198/2019, published on April 1, 2019, declared Public Hearing No. 98 valid and approved Metrogas Tariff Schemes effective as from April 1, 2019 (winter period 2019).

33.d) Regulatory requirements applicable to the petroleum liquid gas industry

•	Benchmark prices for the butane and propane commercialization chain

SGE Resolution No. 15/2019, published on January 28, 2019, updated benchmark prices (at the producer’s plant) for the commercialization of butane and propane effective as from February 1, 2019 and set the economic compensation to producers at $ 0 as from the same date.

Regulation No. 29/2019 issued by the Undersecretariat of Hydrocarbons and Fuels, published on April 24, 2019, replaced section VI of the Annex to Resolution 49/2015 of former Secretariat of Energy, in relation to the methodoloty to determine the contributions of butane and propane by producing companies and the quotas assigned to the fractionating companies.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

33.	MAIN REGULATIONS AND OTHER (Cont.)

33.e) Fiscal regulations

•	Tax Revaluation

On March 28, 2019, the Company adhered to the tax revaluation established in Law No. 27,430 for the “Mines, quarries, forests and analogue assets” category, establishing a special tax of 4,562. The adherence will allow a higher deduction of the depreciation of the assets revaluated in the income tax, and therefore will affect the recording of the deferred income tax. See Note 17.

33.f) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 11 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 14 Trade receivables Note 13 Other receivables Note 11 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 23 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 36 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Likewise, in accordance with Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 2,974,520 Units of Investment MAF MONEY MARKET - Class B Mutual Fund with immediate liquidation, the total value of the Company’s Units as of March 31, 2019 being 10.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of March 31, 2019 and December 31, 2018 and transactions with the mentioned parties for the three-month period ended March 31, 2019 and 2018.

	March 31, 2019			December 31, 2018
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
YPF EE	216	551	679	218	1,552	1,301
Profertil	9	628	303	2	461	428
MEGA	—	2,377	108	—	2,441	6
Refinor	—	582	100	—	770	5
Bizoy S.A.	12	—	—	11	—	—
Y-GEN I	—	2	—	—	2	—
Y-GEN II	—	—	—	—	—	—
Petrofaro S.A.	—	393	213	—	267	151
Oleoducto Campana - Lago Pellegrini S.A.	2,312	—	—	1,884	—	—

	2,549	4,533	1,403	2,115	5,493	1,891

Associates:
CDS	—	445	—	—	518	—
YPF Gas	683	223	58	637	414	62
Oldelval	—	36	348	—	34	272
Termap	—	—	149	—	—	102
OTA	6	—	10	5	—	14
OTC	6	—	—	7	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	129	4	—	80
Oiltanking	71	—	188	21	—	147
Gas Austral S.A.	2	17	—	2	16	—

	772	721	882	676	982	677

	3,321	5,254	2,285	2,791	6,475	2,568

	For the three-month period ended March 31,
	2019			2018
	Revenues	Purchases and services	Net interest gain (loss)	Revenues		Purchases and services		Net interest gain (loss)
Joint ventures:
YPF EE	752	830	—	41	(1)	173	(1)	13	(1)
Profertil	904	295	—	486		106		—
MEGA	2,657	98	—	1,324		124		—
Refinor	578	83	(16)	341		38		—
Y-GEN I	—	—	—	4		—		—
Y-GEN II	—	—	—	—		—		—
Petrofaro S.A.	80	54	—	14		61		—

	4,971	1,360	(16)	2,210		502		13

Associates:
CDS	551	—	—	58		—		—
YPF Gas	428	56	54	303		10		31
Oldelval	39	436	—	—		199		—
Termap	—	268	—	—		113		—
OTA	—	9	—	—		7		—
Gasoducto del Pacífico (Argentina) S.A.	—	81	—	—		61		—
Oiltanking	1	276	—	—		134		—
Gas Austral S.A.	45	—	—	26		—		—

	1,064	1,126	54	387		524		31

	6,035	2,486	38	2,597		1,026		44

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. Includes transactions following the loss of control over YPF EE. See Note 3 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
		March 31, 2019	December 31, 2018	For the three-month period ended March 31,
Customers / Suppliers	Ref.			2019	2018
MINEM	(1)(15)	31,343	26,978	—	—
MINEM	(2)(15)	1,500	1,211	739	563
MINEM	(3)(15)	93	282	21	36
MINEM	(4)(15)	174	192	7	23
MINEM	(5)(15)	182	1,255	96	—
MINEM	(6)(15)	4,180	3,535	522	—
Ministry of Transport	(7)(15)	2,620	3,044	1,397	1,469
Secretariat of Industry	(8)(15)	44	—	46	—
CAMMESA	(9)	3,208	3,822	1,984	5,541
CAMMESA	(10)	(429)	(444)	(766)	(623)
IEASA	(11)	5,609	4,326	1,389	1,544
IEASA	(12)	(601)	(745)	(49)	(32)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(13)	4,983	3,454	3,369	1,348
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	—	—	—	(8)

(1)	Benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits from the Program to Encourage Investments in the Development of Natural Gas Production from Unconventional Reservoirs
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the bottle-to-bottle program.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas.

(7)	The compensation for providing gas oil to public transport of passengers at a differential price.
(8)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(9)	The provision of fuel oil and natural gas, and electric power generation corresponding to YPF EE until the date of loss of control by YPF.
(10)	Purchases of energy.
(11)

Rendering of regasification service in the regasification projects of LNG in Escobar. Furthermore, it included the regasification projects of LNG in Bahía Blanca for the three-month period ended on March 31, 2018.

(12)	The purchase of natural gas and crude oil.
(13)	The provision of jet fuel.
(14)	The purchase of miles for the YPF Serviclub program.
(15)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15 and 19 to these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

In addition, the Group holds BONAR 2020 (see Note 30.g to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron Corporation subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 29.b to the annual consolidated financial statements and see Note 32.a to this condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice presidents (managers with executive functions appointed by the Board of Directors), for the three-month period ended March 31, 2019 and 2018:

	For the three-month period ended March 31,
	2019(1)	2018(1)
Short-term employee benefits (2)	89	69
Share-based benefits	22	11
Post-retirement benefits	4	3

	115	83

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned period.
(2)	Does not include Social Security contributions of 20 and 11 for the three-month period ended March 31, 2019 and 2018, respectively.

35.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 38 and 22 for the three-month period ended March 31, 2019 and 2018, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 690 and 462 for the three-month period ended March 31, 2019 and 2018, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 103 and 53 for the three-month period ended March 31, 2019 and 2018, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

36.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2019			December 31, 2018
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	10	42.30	423	10	37.50	375
Chilean peso	12	0.06	1	11	0.05	1
Trade receivables
U.S. Dollar	416	42.30	17,597	489	37.50	18,338

Total noncurrent assets			18,021			18,714

Current assets
Trade receivables
U.S. Dollar	1,007	42.30	42,596	907	37.50	34,013
Chilean peso	12,892	0.06	774	15,285	0.05	764
Other receivables
U.S. Dollar	211	42.30	8,925	191	37.50	7,163
Euro	2	49.00	98	2	42.84	86
Chilean peso	6,107	0.06	366	6,253	0.05	313
Investments in financial assets
U.S. Dollar	273	42.30	11,564	292	37.50	10,941
Cash and cash equivalents
U.S. Dollar	1,026	42.30	43,400	900	37.50	33,750
Chilean peso	1,353	0.06	81	1,097	0.05	55

Total current assets			107,804			87,085

Total assets			125,825			105,799

Noncurrent liabilities
Provisions
U.S. Dollar	1,982	44.30	87,803	1,956	37.70	73,741
Lease liabilities
U.S. Dollar	347	44.30	15,371	—	—	—
Loans
U.S. Dollar	6,375	44.30	282,406	6,475	37.70	244,094
Other liabilities
U.S. Dollar	12	44.30	534	14	37.70	523
Accounts payable
U.S. Dollar	3	44.30	133	3	37.70	113

Total noncurrent liabilities			386,247			318,471

Current liabilities
Provisions
U.S. Dollar	73	44.30	3,234	73	37.70	2,752
Taxes payable
Chilean peso	1,851	0.06	111	1,752	0.05	88
Lease liabilities
U.S. Dollar	255	44.30	11,305	—	—	—
Salaries and social security
U.S. Dollar	6	44.30	266	6	37.70	226
Chilean peso	159	0.06	10	274	0.05	14
Loans
U.S. Dollar	1,240	44.30	54,930	1,206	37.70	45,475
Swiss franc	305	43.59	13,281	302	38.31	11,563
Other liabilities
U.S. Dollar	7	44.30	310	12	37.70	452
Accounts payable
U.S. Dollar	1,034	44.30	45,806	1,087	37.70	40,980
Euro	20	51.00	1,020	21	43.16	906
Chilean peso	2,084	0.06	125	2,202	0.05	110
Yen	88	0.39	34	13	0.34	4

Total current liabilities			130,432			102,570

Total liabilities			516,679			421,041

(1)	Exchange rate in force at March 31, 2019 and December 31, 2018 according to BNA.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

37.	SUBSEQUENT EVENTS

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of March 31, 2019, or their description in a note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL ANGEL GUTIERREZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 17, 2019	By:	/s/ Ignacio Miguel Rostagno
	Name:	Ignacio Miguel Rostagno
	Title:	Market Relations Officer